Exhibit 99.1

News release

Biofrontera implements comprehensive measures to reduce costs during COVID-19 pandemic

Leverkusen, Germany, March 20, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announced today that it has adopted comprehensive measures to reduce costs during the global COVID-19 pandemic.

Biofrontera management anticipates declining demand for its product Ameluz® due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic. These measures will very likely lead to different priorities for medical treatments and cause a delay of actinic keratosis treatment for most patients. As such, the company must be prepared for a transiently declining global demand for Biofrontera’s products due to the Coronavirus pandemic.

“With the COVID-19 situation continuously evolving, we must at all times consider what is best for the health and safety of our staff as well as our operations,” says Prof. Hermann Lübbert, CEO of Biofrontera. “As we are navigating and assessing the situation on a daily basis, we have no choice but to implement drastic cost cutting measures for the near term in response to the spread of the Coronavirus in Europe and North America. We expect the lower demand for our products to continue for several months but currently have very limited visibility for our business in the near term.”

Effective next week, Biofrontera will implement short-time work for all employees in Germany. Similar measures are currently being assessed for its subsidiaries in Spain and the UK and will be implemented shortly. Biofrontera Inc., the US-based wholly owned subsidiary, will also initiate substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, by which all employees will be required to take temporary periods of unpaid time off.

In addition, the members of the Management Board of Biofrontera AG as well as the management of Biofrontera Inc. are voluntarily waiving a substantial portion of their salaries until further notice.

While these cost-cutting measures are in place, the company ensures full medical and financial regulatory compliance and continuous disclosure of its business is maintained at all time.

-End-

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102